

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2012

Daniel Brauser
Chief Financial Officer, Director
Upstream Worldwide, Inc.
200 E. Broward Blvd., Suite 1200
Ft. Lauderdale, Florida 33301

> **Re: Upstream Worldwide, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 8, 2012**
> **File No. 000-50494**

Dear Mr. Brauser:

We have limited our review of your filing to the issue we have addressed in our comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us by when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing or the information you provide in response to our comment, we may have additional comments.

General

1. We note your disclosure on page 14 of the preliminary proxy statement discussing the substantial interest the investors in the "Series A offering" have in the approval of the company's reverse stock split proposal. In addition, we note your disclosure in a Form 8-K filed on January 31, 2012 announcing the sale by the company on January 27, 2012 of $5.7 million of Series A Preferred Stock at $1.00 per share to 25 accredited investors. We note that each share of Series A Preferred automatically converts into five shares of your common stock upon the company effecting a reverse stock split. Further, we note the five-to-one ratio is after giving effect to the reverse split.

   Please revise your preliminary proxy statement to discuss the purpose and effect of the Series A offering. Specifically, discuss the effect stockholder approval of the reverse stock split, thereby triggering the five-to-one conversion ratio on the Series A Preferred Stock, will have on your current stockholders' ownership stake in the company.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at 202-551-3359, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Brian S. Bernstein, Esq.
        Harris Cramer LLP